

Room 4561

August 24, 2006

Mr. Xuedong Hu
Chief Executive Officer
Alpha Spacecom, Inc.
Room 710
Zhou Ji Building
No. 16 Ande Road
Dongcheng District
Beijing, 100011 China

Re: Alpha Spacecom, Inc.
 Preliminary Information Statement on Schedule 14C
 Filed August 14, 2006
 File No. 0-13628

Dear Mr. Hu:

 This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

1.   It appears that Alpha Spacecom's financial statements pursuant to Item 14(c)(1) of Schedule 14A are required to be included in your information statement. Your attention is also directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures with respect to you and EAST GLORY. Please revise

and update your financial disclosure.

2.   Please revise your notice and the cover page of your information statement to disclose that upon closing of the Merger, the security holders of EAST GLORY will beneficially own approximately 90% of the issued and outstanding common stock and that current security holders will own approximately 10% of the outstanding common stock.

3.   Please describe, in reasonable detail, the benefits that each director and officer will receive if the Merger transaction is completed. In this regard, the body of your information statement should be revised to disclose whether your directors and/or officers, will receive any compensation or benefits, as a result of this transaction, that will differ from Alpha Spacecom's other security holders. For example, disclose the compensation to be received by your officers and/or directors as a result of the change in control of Alpha Spacecom and/or the termination of their employment. Also, prominently disclose a summary of the interests of your officers/directors in your "Summary." To the extent that your officers and/or directors will not receive any benefits that differ from Alpha Spacecom's other security holders, please advise.

4.   We note that you make reference to the "controlling stockholders" of Alpha Spacecom on page 7. Please revise to identify these security holders the first time you use this term.

5.   You disclose on page 24 that "[s]tockholders who were not afforded an opportunity to consent or otherwise vote with respect to the actions taken will not have dissenters' appraisal rights in conjunction with the proposed Merger or other corporate actions to be taken in connection with the Merger transaction." Please advise of the basis for your belief under Navada law.

6.   We note your disclosure on page 34 regarding your current legal proceedings with respect to control of the company. It appears that such information presents a material risk to the successful consummation of the transaction. Accordingly, please provide prominent disclosure in your summary and risk factors regarding these legal proceedings. Please elaborate in your disclosure on the basis for engaging in this transaction and your belief that such transaction can successfully be consummated in light of the dispute as to who controls the company. Also, your information statement should be revised to disclose the risks that result from the fact that there are two pending legal actions that could impact viability of this Merger transaction. For example, disclose the consequences if the plaintiff's in the referenced legal proceedings prevail after Merger transaction is consummated. Will the transaction be void or voidable? What will be the potential liability to Alpha Spacecom?

7.   Please revise to provide a materially complete discussion regarding the events and circumstances that led to the filing of two legal proceedings. In this regard, please discuss the December 2001 Share Exchange Agreement between Tridon Enterprises,

Alpha Sky Investment Limited and Tridon Trust. Also, discuss the circumstances surrounding each of the enumerated claims on page 34 that is the subject matter of the legal proceeding in Denver, Colorado. Further, your disclosure should include a material complete discussion of the potential corporate consequences if the plaintiff's are successful in one or both of the legal proceedings. For example, but without limitation, what are the consequences if the December 2001 Share Exchange Agreement is rescinded?

8.   It appears that disclosure pursuant to Items 14(b)(5) and (7) of Schedule 14A have not been provided and is required to be included in your information statement. In particular, we note the approximately $1.6 million in advances by your officers and directors as disclosed on page 31 and whether disclosure pursuant to Item 5 of Schedule 14A and Item 1011(a)(1) of Regulation M-A by reference in Item14(b)(7) is necessary with respect to how such advances will be accommodated in the transaction. Please further discuss whether any U.S. or Chinese regulatory approvals are required to be obtained. Please revise.

9.   Please confirm that all information required to be disclosed pursuant to Item 6(e) of Schedule 14A has been provided. Please revise or advise us otherwise.

10.   We note your disclosure with respect to Mr. Hou Beicang with respect to new management subsequent to the consummation of the transaction. Your disclosure on page 28, however, also specifically mentions other officers of EAST GLORY. Accordingly, it appears that disclosure should be provided with respect to these officers. Please revise or otherwise advise.

11.   We refer you to East Glory's management discussion and analysis of financial condition and results of operations. Please revise the discussion of East Glory's results of operations to discuss the circumstances surrounding the increase of barter sales of finished goods in return of raw materials for production and discuss your valuation of these sales.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Jeffrey Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director